# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Markforged Holding Corp, CIK 0001816613
CUSIP: 57064N102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 60 Tower Road, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-22-016037
Filed by CIK 0001697748

## Reporting persons
- ARK Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,184,083; shared voting power 0; sole dispositive power 1,184,083; shared dispositive power 0; aggregate amount beneficially owned 1,184,083 (5.82% of the class)

## Item 1. Issuer
Name of issuer: Markforged Holding Corp
Address of issuer's principal executive offices: 60 Tower Road, Watertown, MA, 02472

## Item 2. Person Filing
Name of person filing: ARK Investment Management LLC
Address of principal business office or, if none, residence: 200 Central Avenue, St. Petersburg, FL 33701
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,184,083
Percent of class: 5.82
Sole power to vote or to direct the vote: 1,184,083
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,184,083
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the shares which represents more than five percent of the number of shares outstanding class of the shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ARK Investment Management LLC: /s/ Kellen Carter, Kellen Carter, Chief Compliance Officer (01/10/2025)